EXHIBIT 99.1

Acasti Pharma Appoints Donald Olds to its Board of Directors and Audit Committee

LAVAL, Québec, April 27, 2018 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (NASDAQ:ACST) (TSX-V:ACST), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced that it has appointed Donald Olds to its Board of Directors and Audit Committee.

“We are very pleased to welcome Don as a new independent director to Acasti’s Board and a member of our Audit Committee. His extensive experience in corporate development and raising capital in the healthcare sector will be valuable as we continue to advance development of our lead drug candidate and our partnering discussions in Asia and elsewhere,” said Roderick Carter, M.D., Chairman of Acasti Pharma.

“I welcome this opportunity to contribute to the progress of Acasti at this critical, late stage of development of its lead product candidate, CaPre. With the recent initiation of Phase 3 clinical trials in the U.S., Acasti is positioned to begin planning for commercial launch and securing value-building regional partnerships for CaPre, a treatment that may offer clinical benefits over existing therapies for patients afflicted with severe hypertriglyceridemia,” said Mr. Olds.

Mr. Olds is President and Chief Executive Officer of the NEOMED Institute, an R&D organization dedicated to advancing Canadian research discoveries to commercial success. Prior to NEOMED, he was the Chief Operating Officer of Telesta Therapeutics Inc., a TSX-listed biotechnology company, where he was responsible for finance and investor relations, manufacturing operations, business development, human resources and strategy. In 2016, he led the successful sale of Telesta to a larger public biotechnology company. Prior to Telesta, he was President and Chief Executive Officer of Presagia Corp., and Chief Financial Officer and Chief Operating Officer of Aegera Therapeutics, where he was responsible for clinical operations, business development, finance, and mergers and acquisitions. At both Telesta and Aegera, Mr. Olds was responsible for raising more than $100 million in equity financing and leading regional and global licensing transactions with life sciences companies.

Mr. Olds is currently Director of Goodfood Market Corp, Chairman of Oxfam Quebec and Director of Presagia Corp. He has extensive past corporate governance experience serving on the boards of private and public for-profit and not-for-profit organizations. He holds an MBA (Finance & Strategy) and M.Sc. (Renewable Resources) from McGill University.

With the appointment of Mr. Olds, Acasti regains compliance with the Nasdaq Listing Rule 5605(c) and and National Instrument 52-110 of the Canadian securities regulators, which require that a company’s Audit Committee be comprised of at least three independent directors.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. CaPre is being evaluated in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. and may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies. Acasti’s strategy is to commercialize CaPre in the U.S. and the company is pursuing partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “may,” “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest annual report on Form 20-F and most recent management’s discussion and analysis (MD&A), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to assumptions and risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions, including Acasti’s latest annual report on Form 20-F and most recent MD&A.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
450-686-4555
info@acastipharma.comwww.acastipharma.com

Media Contact:
Jessica Dyas
Canale Communications
619-849-5385
jessica@canalecomm.com

Investor Relations Contact:
Glen Akselrod
Bristol Capital Ltd.
905-326-1888 ext 10
glen@bristolir.com